July 28, 2025

Mark Thoenes
Interim Chief Executive Officer
Kaival Brands Innovations Group, Inc.
460 Old Dixie Highway
Grant-Valkaria, Florida 32949

       Re: Kaival Brands Innovations Group, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed July 11, 2025
           File No. 333-288091
Dear Mark Thoenes:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our letter dated July 1, 2025.

Amendment No. 1 to Registration Statement on Form S-3 filed July 11, 2025
General

1. We note your response to prior comment 1 and reissue. As previously requested, please update the prospectus to reflect the current status of your pending merger with
       Delta. In this regard, we note the following:
           In the prospectus filed with this registration statement on June 16, 2025, you disclose that the outside date to close the merger was February 15, 2025;
           In your quarterly report on Form 10-Q filed on June 10, 2025, which is incorporated by reference into the aforementioned registration statement, you disclose that you expect the merger to close in June 2025;
           It does not appear that you have issued any other public statements about the status of the merger since June 16, 2025.
 July 28, 2025
Page 2

       Taken together in the context of your filing of a Securities Act registration statement that the staff will need to take effective, these factors suggest to us that you should provide updated disclosure about the status of the merger. Please refer to Item 11(a) of
       Form S-3. Regarding your request to dispense with providing updated disclosure in the prospectus due to your desire to avoid having to make further amendments to the base prospectus, we note the incorporation by reference provisions of Form S-3 provide a mechanism to update the prospectus without the necessity of filing an amendment to the registration statement. Please refer to Item 12(d) of Form S-3. We also note the potential availability of prospectus supplements filed pursuant to Rule
       424.



       Please contact Eddie Kim at 202-551-8713 or Dietrich King at 202-551-8071 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Wofford